08032165

SEC Mail Processing Section

MAY 19 2008

Washington, DC 105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66528

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ivy League Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 W Broadway # 116
(No. and Street)

Tempe (City) AZ (State) 85282 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Ted Beer 602-300-3505 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CYTRYN, MORTON EDWARD
(Name – if individual, state last, first, middle name)

100 Merrick Rd (Address) Rockville Centre (City) NY (State) 11570 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 03 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ted Beer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IVY LEAGUE FINANCIAL SERVICES, INC, as of 12/31/2007, 20___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

B/D Principal

Title

Notary Public

VASAN SONNY SANKARY
Commission # 1680092
Notary Public - California
Los Angeles County
My Comm. Expires Aug 6, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IVY LEAGUE FINANCIAL SERVICE INC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

MORTON E. CYTRYN
CERTIFIED PUBLIC ACCOUNTANT

100 MERRICK ROAD
ROCKVILLE CENTRE, N.Y. 11570
TELEPHONE (516) 766-6464
FAX (516) 766-6520

Ivy League Financial Services, Inc.
500 West Broadway Suite 116
Tempe, Arizona 85282

I have audited the accompanying balance sheet of Ivy League Financial Services, Inc. as of December 31, 2007 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant extimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provided a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position ofIvy League Financial Services, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

MORTON CYTRYN CPA
March 5, 2008

IVY LEAGUE FINANCIAL SERVICE INC
BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 2007

ASSETS

CURRENT ASSETS			
CASH		$ 6,492	
TOTAL CURRENT ASSETS			$ 6,492
PROPERTY AND EQUIPMENT			
BUILDINGS AND FIXED ASSETS	$ 3,648		
LESS-ACCUMULATED DEPRECIATION	3,648	0	
TOTAL PROPERTY AND EQUIPMENT			$ 0
TOTAL ASSETS			$ 6,492

SEE ACCOUNTANT'S COMPILATION REPORT
MORTON E. CYTRYN CPA

IVY LEAGUE FINANCIAL SERVICE INC
BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 2007

LIABILITIES

STOCKHOLDERS' EQUITY		
COMMON STOCK	$ 16,400	
PAID IN SURPLUS	340	
RETAINED EARNINGS - APPROPRIATED	(10,248)	
TOTAL STOCKHOLDERS' EQUITY		$ 6,492
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY		$ 6,492

IVY LEAGUE FINANCIAL SERVICE INC
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2007

RETAINED EARNINGS - JANUARY 01, 2007		$ (10,577)
ADD - NET PROFIT FOR THE YEAR ENDED DECEMBER 31, 2007		$ 44,317
DISTRIBUTIONS		
NON DIVIDEND DISTRIBUTIONS	$ 43,988	
TOTAL DISTRIBUTIONS		$ 43,988
RETAINED EARNINGS - DECEMBER 31, 2007 - DEFICIT		$ (10,248)

IVY LEAGUE FINANCIAL SERVICE INC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

		PERCENT
OPERATING REVENUES FROM *SCHEDULE A*	$ 96,190	100.00 %
GROSS OPERATING PROFIT	96,190	100.00 %
GENERAL / ADMINISTRATIVE EXPENSES - *SCHEDULE B*	51,873	53.93 %
OPERATING PROFIT BEFORE CAPITALIZED COSTS	44,317	46.07 %
OPERATING PROFIT	44,317	46.07 %
NET INCOME	$ 44,317	46.07 %

SEE ACCOUNTANT'S COMPILATION REPORT
MORTON E. CYTRYN CPA

IVY LEAGUE FINANCIAL SERVICE INC
SUPPORTING STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

			PERCENT
SCHEDULE A - OPERATING REVENUES			
GROSS RECEIPTS	$	96,190	100.00 %
TOTAL OPERATING REVENUES		96,190	100.00 %
SCHEDULE B - GENERAL AND ADMINISTRATIVE			
BROKER DEALER FEES	$	25,954	26.98 %
INSURANCE		3,364	3.50 %
LEGAL & ACCT		9,339	9.71 %
LICENSES		1,215	1.26 %
OFFICE EXP		1,072	1.11 %
RENT		1,925	2.00 %
SELLING EXP		2,155	2.24 %
TELEPHONE		2,414	2.51 %
TRAVEL EXP		4,435	4.61 %
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES BEFORE RECOVERY OF CAPITAL COSTS		51,873	53.93 %
SCHEDULE C - RECOVERY OF CAPITALIZED COSTS			
DEPRECIATION OTHER	$	0	0.00 %
DEPRECIATION COGS	$	0	0.00 %
SECTION 179 DEPRECIATION	$	0	0.00 %
TOTAL RECOVERIES OF CAPITALIZED COSTS	$	0	0.00 %

MORTON E. CYTRYN
CERTIFIED PUBLIC ACCOUNTANT

100 MERRICK ROAD
ROCKVILLE CENTRE, N.Y. 11570
TELEPHONE (516) 766-6464
FAX (516) 766-6520

IVY LEAGUE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS - CASH BASIS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOW FROM OPENING ACTIVITIES:	
NET INCOME	44,317.
DEDUCT:	
CASH DISTRIBUTIONS	43,988.
CASH FLOW PROVIDED BY OPERATING ACTIVITIES	329.
CASH AT BEGINNING OF YEAR	6,163.
CASH AT END OF YEAR	6,492.

MORTON E. CYTRYN
CERTIFIED PUBLIC ACCOUNTANT

100 MERRICK ROAD
ROCKVILLE CENTRE, N.Y. 11570
TELEPHONE (516) 766-6464
FAX (516) 766-6520

IVY LEAGUE FINANCIAL SERVICES, INC
Statement of Changes in Sharesholders' Equity
As of December 31, 2007

	Dec 31, 07	Dec 31, 06	$ Change
ASSETS			
Current Assets			
Checking/Savings			
B OF A CHECKING	6,492.49	6,163.43	329.06
Total Checking/Savings	6,492.49	6,163.43	329.06
Total Current Assets	6,492.49	6,163.43	329.06
TOTAL ASSETS	**6,492.49**	**6,163.43**	**329.06**
LIABILITIES & EQUITY			
Equity			
Additional Paid-In Capital	340.00	340.00	0.00
Opening Bal Equity	16,400.00	16,400.00	0.00
Retained Earnings	-54,564.49	-44,997.58	-9,566.91
Net Income	44,316.98	34,421.01	9,895.97
Total Equity	6,492.49	6,163.43	329.06
TOTAL LIABILITIES & EQUITY	**6,492.49**	**6,163.43**	**329.06**

IVY LEAGUE FINANCIAL SERVICESNET CAPITAL COMPUTATION AS OF 12/31/2007

ADJUSTED NET WORTH	$6,492
LESS NON-ALLOWABLE ASSETS	$0
EQUALS NET CAPITAL	$6,492
LESS NET CAPITAL REQUIREMENT	$5,000
EQUALS EXCESS NET CAPITAL	$1,492

No material differences exist

Ted Beer, B/D Principal 4/30/08

MORTON E. CYTRYN
CERTIFIED PUBLIC ACCOUNTANT

100 MERRICK ROAD
ROCKVILLE CENTRE, N.Y. 11570
TELEPHONE (516) 766-6484
FAX (516) 766-6520

May 1, 2008

Mr. Ted Beer
Ivy League Financial Services, Inc.
500 W. Broadway #116
Tempe, Arizona 85282

Dear Mr. Beer,

I have completed the Ivy League Financial Services, Inc. annual Independent Auditors report on Internal Controls required by the Security and Exchange Commissions' Rule 17a-5.

I find Ivy League Financial Services, Inc. System of internal controls are reasonably designed to achieve its' obligations with regard to reliability of financial reporting, effectiveness and efficiency of operations and compliance with applicable laws and regulations promulgated thereunder.

Please feal free to call should you have any questions.

very truly yours,

Morton E. Cytryn
Certified Public Accountant

END